Michael A. Ramirez

Attorney

Law Department

Phone: 402-574-3128

Fax: 949-219-3706

Michael.Ramirez@pacificlife.com

August 19, 2020

Ms. Sally Samuel, Branch Chief

Ms. Yoon Choo, Senior Counsel

Office of Insurance Products

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, DC 20549-0506

Re:	Separate Account A of Pacific Life Insurance Company (811-08946) Initial Registration Statement on Form N-4; Pacific Choice Income File No. 333-236927

Separate Account A of Pacific Life & Annuity Company (811-09203) Initial Registration Statement on Form N-4; Pacific Choice Income File No. 333-236928

Ms. Samuel,

On behalf of Pacific Life Insurance Company (“Pacific Life”), Separate Account A of Pacific Life (811-08946), Pacific Life & Annuity Company (“PLA”), and Separate Account A of PLA (811-09203) (hereinafter collectively referred to as “Registrants”), I am confirming that the following change to the Pacific Choice Income prospectuses will be included in our post-effective Rule 497 definitive materials filing (edited text underlined):

Annuity Options – 3. Joint and Survivor Life

. . . Annuitization becomes effective when the first payment is processed. If one or both Annuitants die prior to the first payment the death benefit would be calculated as described under the DEATH BENEFITS AND OPTIONAL DEATH BENEFIT RIDERS section of the Prospectus and no annuity payment would be made. If both Annuitants pass away after the first payment has processed, payments will cease and there would be no death benefit.

I believe that this is responsive to the final Staff comments provided on Pacific Choice Income. Please do not hesitate to reach me by email or at (402) 574-3128 with any other questions or issues.

Sincerely,

/s/ Michael A. Ramirez

Michael A. Ramirez